Exhibit 99.1

 Corporate Presentation  June 2016

 Safe Harborstatement  Forward-Looking StatementsThis presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended.Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.   We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “targets,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.  This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on March 15, 2016, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.   2

 OurMission  3  A New Vision for Colorectal Cancer Prevention  By removing barriers, changing perceptions, & increasing willingness for screening

 About Check-Cap  4  Technology  Ingestible X-ray scanning capsule Tracking control and data collection unitImage processing and viewing   Clinical Trials  $ 50mn raised  Nasdaq: CHEK  Ongoing in IsraelPlan to initiate U.S. pivotal trial in 2018  GE, Fosun Pharma,Pontifax  Founded – 2005, Employees – 58 Located – Israel, Boston  Clinical-Stage Medical Diagnostics Focused on CRC Screening

 Colorectal Cancer a major public health problem  5  137k50k  Source: American Cancer Society World Health Organization J Natl Cancer Inst. 2011; 103:1-12 (Mariotto)  134k49k  471k228k  253k139k  113k48k  1.36m694k  Annual new cases world-wide -Annual deaths world-wide -  Second leading cause of cancer deaths in U.S. Treatment costs projected to be >$17B in 2020

 Colorectal Cancer highly preventable  6  Small Adenomatous Polyp (< 1cm)  Cancer  Screening can find polyps that can be removed before they turn into cancer   Source: Gastro 1997;112:594-692 (Winawer) ACS recommendations for colorectal cancer early detection Photos: WEO Atlas   Precancerous phase, readily detectable by structural examinations of the colon   Asymptomatic patient  Cancer patient   ~10 years

 Source: AGA Institute Guidelines for the Early Detection of Colorectal Cancer and Adenomatous Polyps Gastroenterology 2008; 134: 1570-1595 (Levin) ACS recommendations for colorectal cancer early detection   CRC screening testscancer prevention and cancer detection  7  Colonoscopy, Sigmoidoscopy,CT Colonography  Preventing colon cancer should be a major reason for getting tested  Primary Aim:Detection of early-stage CRCCRC prevention by detection/removal of adenomas  Prevention  Primary Aim:Detection of early-stage CRC  Detection  gFOBTFITStool DNA

 U.S screening ratesand the national goal  8  Source: CDC NHIS Survey results MMWR 2015 CA Cancer J Clin 2014;64:104-17 (Seigel)   2000  2010  2013  2018  80%  59%  35%  goal  Screening rates  Significant declines in colorectal cancer incidence have been attributed to screening  ages 50-75  58%

 Perceptions and Barriers screening colonoscopy  9  Bowel Prep  Restricted diet  Sedation  Pre-test fasting  Fear of pain and discomfort  Feeling of vulnerability  Embarrassment  A significant majority judged bowel preparation to be the worst part of the process, and the main barrier  Patient Education and Counseling 2012;86:137-146 (McLachlan)  Risk  Procedural  Personal

 Removal of prepmay increase screening rates  10  15%  32%  21%  13%  11%  8%  86% of respondents would be much or somewhat more likely to undergo screening if laxative prep were to be removed.  Source: Mayo Clinic Proc. 2007;82(6):666-671 (Beebe)

 Removal of prepmay increase screening rates  10  15%  32%  21%  13%  11%  8%  86% of respondents would be much or somewhat more likely to undergo screening if laxative prep were to be removed.  Source: Mayo Clinic Proc. 2007;82(6):666-671 (Beebe)

 Check-CapSystem  Ingestible scanning capsule   1  Capsule Positioning System - Biocompatible patch worn on patient's back for tracking capsule and recording data  2  3D colon imageviewer   3  Imaging Data + Positioning Data  Data upload  The Check-Cap System is not available for sale or clinical use in any jurisdiction.  11

 Ultra-low dose X-ray scanning capsule  12  Patented technology detects photons  XRF  CMT  from Compton Back-scattering  and X-Ray Fluorescence  As the capsule moves naturally, it scans the inner lining of the colon in a 360 degree arc, scanning only when in motion  Patients drink a small amount of contrast agent (~1 TBP) with each meal during capsule passage

 Patientscontinue their daily routine  13  As the capsule travels naturally, it transmits scanning and location Data to the Capsule Positioning System, mapping the structures of the internal colon. The capsule is excreted naturally and the patient is notified.  Capsule route in colon  Capsule Positioning System CPS  Image for illustration only  1-5 days capsule passage

 Physician reviewof clinical images  14  Image taken during colonoscopy of a 20-30mm polyp

 Clinical datageneration  15  75 patients 2010  Capsule motility  Germany/Israel  Israel  Israel/EU  1st clinical scanning capsule  Source: Gut. 2016 Mar;65(3):371-3 (Gluck)

 16  Case studypolyp in the sigmoid colon  Fillet-typeprocessing  Tube-type processing  Image taken during screening colonoscopy of a 20mm polyp on a large stem in the sigmoid colon  A section of the sigmoid colon where a polyp was located  A 3D map of the colon as captured by the system  A/P view

 17  Case studypolyp in the ascending colon  Fillet-typeprocessing  Tube-type processing  Image taken during colonoscopy of a 4mm sessile polyp on a haustra in the ascending colon  A section of the ascending colon where a polyp was located  A 3D map of the colon as captured by the system

 Compelling market opportunity  18  $4B  annual U. S. market opportunity**  Source: * - population between ages 50-84 at average risk, U.S. Census Bureau, Pop. Division, 2014, company estimates ** - For patients screened once every 5 years at average Check-Cap System price of $600 J Clin Gastroenterol 2014 Jan;48(1):52-4 (Chatrath)   Potential U.S. screening population of 84M*  575MPopulation age +50 at average risk*

 Intellectual Property robust portfolio  19  Core patents granted in major jurisdictions  20 granted, 3 allowed, and 35 pending worldwide including the U.S. PTO, European Patent Organization, China, Japan, & India covering the core technology:  Intra-Lumen Polyp Detection – system and method for an ingestible capsule with an X-ray source not requiring laxative preparationMeasurement of distance between capsule and colon walla method not requiring laxative preparation

 Management   20  Bill Densel CEO  23 years of healthcare industry experience, including CEO of Beacon Endoscopic, CEO of Dune Medical, Cytyc/Hologic, Boston Scientific, Genzyme Biosurgery.  Dr. Yoav KimchyFounder & CTO   12 years of executive R&D experience, including Vice President of R&D at V-Target Ltd. and Director of Cardiovascular Research at Impulse Dynamics Ltd.   Alex Ovadia COO  12 years of experience as Global R&D Director, managing complex system projects at Philips Healthcare. 11 years of development management at Elbit Sytems.  Lior Torem CFO   Chief Financial Officer experience in both private and public companies. CFO at Superfish, Inc. Vice President of Finance at Actelis Networks, Inc.    Dr. Walt Robb Steve Hanley Yuval Yanai Dr. Mary Jo Gorman XQ LinTomer Kariv Bill Densel   BOD

 Financial & Corporate summary  21  $11.7 million cash as of March 31, 2016  Financial Position  • US IPO: February 2015• Traded on the NASDAQ: CHEK• Warrants traded on the NASDAQ: CHEKW• 12.2 million ordinary shares outstanding• Affiliate ownership: 21%  Capital Structure

 Targetmilestones  22  * Capital and strategic partner dependent   Design release and transfer to productionComplete multi-center clinical study  Data release from multi-center clinical studyCE Mark submission  U.S Pilot Trial initiation  H216  H117  01/08  U.S. Pivotal Trial initiation  EU Post Market Study initiation  Commercial launch EU*  H217  H118  Pre-Submission meeting with FDA

 Investment highlights  23

 A New Vision  For Colorectal Cancer Prevention